SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Growth Capital Master Portfolio, LLC
(Name of Issuer)
Growth Capital Master Portfolio, LLC
on behalf of itself and
Growth Capital Portfolio, LLC
and
Growth Capital TEI Portfolio, LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Ginny R. Neal	With a copy to:
c/o GenSpring Family Offices, LLC 3801 PGA Boulevard, Suite 555 Palm Beach Gardens, Florida 33410 (561) 746-8444	Kenneth Gerstein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York City, New York 10022 (212) 756-2533
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement
(August 19, 2010)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of the Growth Capital Master Portfolio, LLC (the “Master Portfolio”), on behalf of itself and the Growth Capital Portfolio, LLC (the “Growth Capital Portfolio”) and the Growth Capital TEI Portfolio, LLC (the “TEI Portfolio”) (together, the “Portfolios”) relating to an offer to purchase (the “Offer”) up to an aggregate amount of $86,375,000 of limited liability company interests (“Interests”) in the Master Portfolio or portions thereof pursuant to tenders by members of the Portfolios at their estimated net asset value as of June 30, 2010 and originally filed with the Securities and Exchange Commission on March 22, 2010, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.
The Offer terminated at 12:00 midnight, Eastern time, on April 21, 2010 (the “Repurchase Request Deadline”). Pursuant to the Offer, $58,134,875.09, $56,386,276.53 and $1,748,598.56 of Interests were tendered and accepted by the Master Portfolio, the Growth Portfolio, and the TEI Portfolio, respectively.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2010

GROWTH CAPITAL MASTER PORTFOLIO, LLC
on behalf of itself and
GROWTH CAPITAL PORTFOLIO, LLC and
GROWTH CAPITAL TEI PORTFOLIO, LLC

By: Name:	/s/ Ginny R. Neal Ginny R. Neal
Title:	Secretary